Exhibit 99.3
Medigus Ltd.

Operating and Financial Review as of March 31, 2016, and for the Three Months then Ended

The information contained in this section should be read in conjunction with (1) our unaudited condensed consolidated interim financial statements as of March 31, 2016, and for the three months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes for the year ended December 31, 2015, which appears in Medigus Ltd.’s Form 20-F filed with the Securities and Exchange Commission on March 30, 2016, and the other information contained in such Form 20-F.  Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our Form 20-F filed with the Securities and Exchange Commission on March 30, 2016 under the heading “Risk Factors.”

Revenues for the three month ended March 31, 2016, were USD 262 thousand, an increase of USD 192 thousand, or 274%, compared to USD 70 thousand for the three months ended March 31, 2015. The increase was primarily due to a development services provided to National Aeronautics and Space Administration (NASA) in the amount of approximately USD 110 thousand and a development services provided to one of Israel's leading industrial companies in the amount of approximately USD 118 thousand.

Research and development expenses for the three months ended March 31, 2016, were USD 1,210 thousand, an increase of USD 285 thousand, or 31%, compared to USD 925 thousand for the three months ended March 31, 2015. The increase was primarily due to the increase in the acquisition of materials by the Company and services rendered to the Company for trainings and registry activities and the recruitment of additional human resources.

Sales and marketing expenses for the three months ended March 31, 2016, were USD 748 thousand, an increase of USD 311 thousand, or 71%, compares to USD 437 thousand for the three months ended March 31, 2015. The increase resulted primarily from the Company’s preparations towards the marketing of its products, which is reflected primarily by recruitment of additional human resources in the US.

General and administrative expenses for the three months ended March 31, 2016, were USD 1,120 thousand, an increase of USD 573 thousand, or 105%, compared to USD 547 thousand for the three months ended March 31, 2015. The increase resulted primarily from an increase in professional expenses in connection with IP litigation (for more information see note 6a to our financial statements) and increase in salary costs thousand attributed primarily to the strengthening of management.

Operating loss for the three months ended March 31, 2016, was USD 2,907 thousand, compared to USD 1,862 thousand in the three months ended March 31, 2015. The increase of USD 1,045 thousand in operating loss was due to all of the reasons described above.

The Company held USD 7.5 million in cash and cash equivalents as of March 31, 2016.

Net cash used in operating activities was USD 2.9 million for the three months ended March 31, 2016, compared to net cash generated from operating activities of USD 0.3 million for the corresponding 2015 period. The USD 3.2 million increase in net cash used in operating activities during the three-month period in 2016, compared to the three-month period in 2015 was primarily the result of a sales of tradeable securities ("financial assets at fair value through profit or loss") of approximately USD 2.1 million in the first quarter of 2015 compared to no tradeable securities in the first quarter of 2016.

Effective January 1, 2016, the Company changed its functional currency to the U.S. dollar (“dollar” or “USD”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates.